**Primary Business Name: PURESTREAM, LLC**                    **BD Number: 306750**

**BD - AMENDMENT**

**03/02/2021**

## BD - DIRECT OWNERS/EXECUTIVE OFFICERS

| Are there any indirect owners of the *applicant* required to be reported on Schedule B? |
|---|
| ○ Yes  ◉ No |

| Ownership Codes: | NA - less than 5% | B - 10% but less than 25% | D - 50% but less than 75% |
|---|---|---|---|
| | A  - 5% but less than 10% | C - 25% but less than 50% | E - 75% or more |

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD #(or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| Brown, Scott | I | FINOP / PFO / POO | 12/2019 | NA | N | N | 6694802 |
| DIAZ, ARMANDO ANTHONY | I | CHIEF EXECUTIVE OFFICER & CHIEF COMPLIANCE OFFICER | 10/2019 | NA | Y | N | 2013893 |
| HOOVER, SEAN CHRISTOPHER | I | CHIEF OPERATING OFFICER | 10/2019 | NA | Y | N | 2618602 |
| PURESTREAM TRADING TECHNOLOGIES INC. | DE | DIRECT OWNER | 10/2019 | E | Y | N | 83-1731926 |
| WAGLE, YOGESH SHARAD | I | CO-CHIEF OPERATING OFFICER AND CHIEF TECHNOLOGY OFFICER | 10/2019 | NA | Y | N | 2852619 |